Exhibit 12.1

Mead Johnson Nutrition Company

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Year Ended December 31,

	2013	2012	2011	2010	2009
Earnings before income taxes	874.0	805.0	721.9	634.3	587.0
Fixed Charges	72.8	79.0	67.5	60.6	101.3
Subtotal	946.8	884.0	789.4	694.9	688.3
Less: Capitalized Interest	(5.7)	(0.6)	(0.2)	(2.6)	(0.9)
Total Earnings	941.1	883.4	789.2	692.3	687.4

Fixed Charges:
Interest Expense	64.9	71.5	60.4	55.8	96.8
Estimated interest with rental expense	7.9	7.5	7.1	4.8	4.5
Total Fixed Charges	72.8	79.0	67.5	60.6	101.3

Ratio of Earnings to Fixed Charges	12.9	11.2	11.7	11.4	6.8